January 24, 2012

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR

Re:	Registrants:	Loomis Sayles Funds I and Loomis Sayles Funds II
	File No.:	811-08282 and 811-06241
	Filing Type:	Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on January 6, 2012 regarding the post-effective amendment to the Loomis Sayles Funds I and Loomis Sayles Funds II (the “Registrants”) registration statements on Form N-1A, which were filed with the Commission on November 22, 2011 (the “Registration Statements”). For your convenience, we have summarized each comment below, followed by the Registrants’ response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrants in the Registration Statements.

References to page numbers are to the revised prospectuses and statements of additional information (the “SAIs”). Please note that the Registration Statements are scheduled to become effective automatically on February 1, 2012.

All Funds: Prospectuses

1.	Comment. In the sub-section “Portfolio Turnover” in each summary section in the prospectuses, please include required additional disclosure if any Fund’s portfolio turnover rate is over 100%.

Response.        No Fund has a portfolio turnover rate higher than 100%.

2.

Comment.        (Does not apply to Loomis Sayles Global Equity and Income Fund or Loomis Sayles Limited Term Government and Agency Fund) In the sub-section “Principal Investment Strategies” in each summary section in the prospectuses, please state the expected average dollar weighted maturity of each Fund so that investors can assess the risk.

Response.        The Registrants respectfully submit that a specific description of each Fund’s expected average dollar weighted maturity could become stale soon after publication, and could be misleading to investors, given that the Funds are not constrained in the maturity in which they may invest. Please note, however, that each Fund includes the following disclosure, “The Fund may invest in fixed-income securities of any maturity,” so that investors are aware that the maturity may vary.

3.

Comment.        (Applies to Loomis Sayles Limited Term Government and Agency Fund only) In the second sentence of the second paragraph under the sub-section “Principal Investment Strategies” in the summary section of the prospectus, the current phrase “average credit quality” can be misleading to shareholders as it may conceal the risk associated with investments of credit quality below the average credit quality. Please revise this disclosure accordingly and dispense with this term. In addition, given the name of the Fund, please explain why duration is referenced in this section instead of term or maturity.

Response.        Registrants respectfully submit that use of the phrase “average credit quality” informs investors as to the characteristics of the securities in which the Fund intends to invest. In response to this comment the following disclosure has been inserted into the Fund’s prospectus: “The Fund may invest in securities with credit quality above or below the credit rating of the U.S. Government’s long-term debt.”

The phrase “limited term” is not specifically addressed in Commission guidance. The Registrants acknowledge that the phrase “limited term” suggests a fund with relatively less sensitivity to interest rate fluctuations. The Registrants believe that the Fund’s portfolio duration (a measure of interest rate sensitivity) of two to four years is consistent with a fund whose name suggests relatively less sensitivity to interest rates, and therefore believe no change is appropriate at this time.

4.

Comment.        In the last paragraph in the sub-section “Principal Investment Strategies” in each summary section of the prospectuses, please confirm that each included instrument in which the relevant Fund may invest is expected to be a principal investment strategy. If an instrument is not expected to be a principal investment, please move this disclosure to the statutory prospectuses.

Response.        The Registrants confirm that each such instrument is an instrument in which each relevant Fund reasonably anticipates investing principally, although a Fund may not invest in all instruments at all times.

5.

Comment.        In the sub-section “Principal Investment Strategies” in each summary section in the prospectuses, please confirm that the derivative instruments described therein are principal investment strategies. If such derivatives are principal, please review the July 30, 2010 letter the Staff sent to the Investment Company Institute regarding derivatives-related disclosures by investment companies (the “July ICI Letter”) and conform the derivatives disclosure accordingly. In addition, in the paragraph labeled “Derivatives Risk” in the sub-section “Principal Risks” in each summary section in the prospectuses, please review the July ICI Letter and conform the disclosure as needed.

Response.        The Registrants confirm that such instruments are principal investment strategies. In addition, the Registrants believe that the derivatives-related disclosure is consistent with the Staff’s position set forth in the July ICI Letter.

6.	Comment. In the sub-section “Principal Investment Strategies” in each summary section of the prospectuses, please explain each Fund’s sell discipline.

Response.        In response to this comment, the following sentence has been revised, where applicable, as follows and in the case of Loomis Sayles Limited Term Government and Agency Fund inserted: “In deciding which securities to buy and sell, the Adviser will consider, among other things, the financial strength of the issuer, current interest rates, current valuations, the Adviser’s expectations regarding future changes in interest rates and comparisons of the level of risk associated with particular investments with the Adviser’s expectations concerning the potential return of those investments.”

In the case of Loomis Sayles Global Equity and Income Fund, Registrants respectfully submit that the current language sufficiently describes the process used by Loomis Sayles in deciding which securities to buy and sell. See, for example, the second paragraph of that section in the Fund’s summary prospectus, which reads as follows: “In deciding which domestic and international equity securities to buy and sell, the Adviser generally looks for companies that it believes have the potential for superior earnings growth relative to their current value. The Adviser also looks for companies that appear to be undervalued relative to the intrinsic value of the companies’ assets or cash flows.”

7.

Comment.        Under the sub-section “Tax Information” in each summary section in the prospectuses, please include disclosure stating that gains will become taxable when money is withdrawn from qualified accounts.

Response.        In response to this comment, the Registrants have revised the existing disclosure under the sub-section “Tax Information” in each summary section in the prospectuses with the following (new disclosure is underlined):

“Fund distributions are generally taxable to you as ordinary income or capital gains, except for distributions to retirement plans and other investors that qualify for tax-exempt treatment under U.S. federal income tax law generally. Investments in such tax-advantaged plans will generally be taxed only upon withdrawal of monies from the tax-exempt arrangement.”

8.

Comment.        In the section titled either “More Information About the Funds’ Strategies” or “More Information About Investment Strategies” in the statutory prospectuses, please recite in full the various investment strategies that are included in each summary prospectus, with respect to each Fund.

Response.        The Registrants have revised the statutory prospectuses accordingly.

9.

Comment.        In the sub-section “Percentage Investment Limitations” in the section titled either “More Information About the Funds’ Strategies” or “More Information About Investment Strategies” of the relevant prospectus, please qualify that the sentence “Except as set forth in the SAI, the percentage limitations set forth in this Prospectus and the SAI apply at the time an investment is made and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment” does not apply to borrowing.

Response.        The Registrants are adding responsive disclosure to the SAI (please see Comment 18 below). Given that the above-mentioned prospectus disclosure refers to the SAI, Registrants respectfully submit that the prospectus disclosure is appropriate.

10.	Comment. In the second bullet of the sub-section “How Fund Shares Are Priced” in the section “General Information” of the prospectuses, please define the phrase “in good order.”

Response.        In response to this comment, the following sentence has been revised as follows: “The price you pay for purchasing, redeeming or exchanging a share will be based upon the NAV next calculated (plus or minus applicable sales charges as described earlier in the Fund Summary) after your order is received by the transfer agent “in good order” (meaning that the order is complete and contains all necessary information).”

Loomis Sayles Bond Fund, Loomis Sayles Fixed Income Fund and Loomis Sayles Investment Grade Fixed Income Fund

11.	Comment. In the sub-section “Principal Investment Strategies” in each summary section of the prospectuses, please define the term “non-market-related securities.”

Response.        In response to this comment, the disclosure in the Principal Investment Strategies section for each Fund has been revised to read as follows: “Second, the Fund ~~makes significant use of non-market-related securities in an effort to diversify the portfolio away from prevalent systemic risks~~ may invest significantly in securities the prices of which Loomis Sayles believes are more sensitive to events related to the underlying issuer than to changes in general interest rates or overall market default rates.”

12.

Comment.        Please confirm whether the derivative instruments listed in the sub-section “Derivative Transactions” in the section “More Information About Investment Strategies” are principal investment strategies. If such investments are principal, please include such disclosure in the summary section of the prospectuses for each applicable Fund.

Response.        The Registrants respectfully submit that the principal derivative instruments listed in the section “More Information About Investment Strategies” are present in the summary section of the prospectuses for each applicable Fund.

13.	Comment. Please include the third paragraph in the sub-section “Derivatives Risk” in the section “More About Risk” in each summary section of the prospectuses, if applicable.

Response.        In response to this comment, the Registrants have replaced the existing disclosure for “Derivatives Risk” in each summary section of the prospectuses with the following disclosure (new disclosure is underlined). The Registrants have incorporated the non-duplicative disclosure from the third paragraph in the sub-section “Derivatives Risk” in the section “More About Risk” into the existing “Derivatives Risk” disclosure in the summary sections of the prospectuses.

“Derivatives Risk is the risk that the value of the Fund’s derivative investments, such as forward currency contracts, options and futures transactions and swap transactions, will fall, for example, because of changes in the value of the underlying reference instruments, pricing difficulties or lack of correlation with the underlying investments. There is also the risk that the Fund may be unable to terminate or sell a derivatives position at an advantageous time or price. Moreover, a number of broker-dealers and other financial institutions have recently experienced extreme financial difficulty, sometimes resulting in bankruptcy of the institution. Although Loomis Sayles monitors the creditworthiness of the Fund’s derivative counterparties, there can be no assurance that the Fund’s derivative counterparties will not experience similar financial difficulties, possibly resulting in losses to the Fund. This risk is greater for forward currency contracts, swaps and other over-the-counter traded derivatives. Investing in derivatives gives rise to other risks, such as leverage risk, liquidity risk, credit risk, counterparty risk, interest-rate risk and market risk. The use of derivatives for other than hedging purposes may be considered a speculative activity, and involves greater risks than are involved in hedging. The use of derivatives may cause the Fund to incur losses greater than those which would have occurred had derivatives not been used.”

Loomis Sayles Bond Fund

14.

Comment.        In the first footnote under the “Example Table” in the summary section of the prospectus, please remove the following sentence, “Other expenses include expenses indirectly borne by the Fund through investments in certain pooled investment vehicles (“Acquired Fund Fees and Expenses”) of less than 0.01% of the Fund’s average daily net assets.”

Response.        In response to this comment, the first sentence of the footnote has been deleted and the second sentence of the footnote has been revised as follows, “The expense information shown in the table above may differ from the expense information disclosed on the Fund’s financial highlights table because the financial highlights table reflects the operating expenses of the Fund and does not include acquired fund fees and expenses (expenses indirectly borne by the Fund through investments in certain pooled investment vehicles) ~~Acquired Fund Fees and Expenses~~.

Loomis Sayles Bond Fund and Loomis Sayles Investment Grade Bond Fund

15.

Comment.        In the sub-section “Principal Investment Strategies” in the Loomis Sayles Bond Fund summary section of the prospectus, it states that, “the Fund will invest at least 80% of its net assets (plus any borrowings made for investment purposes) in fixed-income securities.” Similarly, in the sub-section “Principal Investment Strategies” in the Loomis Sayles Investment Grade Bond Fund summary section of the prospectus, it states that, “the Fund will invest at least 80% of its net assets (plus any borrowings made for investment purposes) in investment-grade fixed-income securities.” In both instances, please change “fixed-income securities” to “bonds.”

Response.        Commission guidance provides that an investment company may include investments in its “80% basket” if they have economic characteristics similar to the investments indicated by the investment company’s name. (See Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001) at n.13 (the “Adopting Release.”) The Registrants believe that the fixed-income securities in which they invest have economic characteristics similar to those of bonds and that it is, therefore, appropriate to identify them in describing the 80% tests. In response to the comment, each Fund will change its disclosure to make this clearer, so that it states in relevant part as follows: “. . . in fixed-income securities (for example, bonds and other investments that Loomis Sayles believes have similar economic characteristics, such as notes, debentures and loans).” Furthermore, the Registrants also note that the Loomis Sayles Bond Fund and Loomis Sayles Investment Grade Bond Fund have described their respective 80% tests by reference to fixed-income securities for many years without objection, and the Registrants believe it would be disruptive and unhelpful to investors to make further changes to the descriptions at this time.

Loomis Sayles Investment Grade Bond Fund and Loomis Sayles Limited Term Government and Agency Fund Prospectus; and Loomis Sayles Global Equity and Income Fund Prospectus

16.

Comment.        Footnote 1 under the section “Fund Fees & Expenses” in each summary section of the prospectuses states that the undertaking is “in effect through [            ].” Is this contractual agreement effective for at least 12 months?

Response. The Registrants confirm that this undertaking is in effect through January 31, 2013 and has inserted this date into Footnote 1.

Loomis Sayles Global Equity and Income Fund

17.

Comment.        In the sub-section “Principal Investment Strategies” in the summary section of the prospectus, please disclose that the Fund will invest at least 40% of its portfolio overseas in a variety of countries under normal market conditions.

Response.        The Registrants have carefully considered the Staff’s comment. The Registrants respectfully submit that the use of the term “global” in the Fund’s name does not require the Fund to establish a percentage-based test. The Fund’s current disclosure is consistent with existing Commission guidance, which states that the Commission would expect that funds with “global” in their name invest in assets “that are tied economically to a number of countries throughout the world.” Adopting Release at n.42. The Commission has never deemed the term “global” to be subject to Section 35(d) or Rule 35d-l and expressly made a statement to that effect in the Rule’s adopting release.1 See id.

The Registrants believe that the Fund’s current disclosure indicating that the Fund “will invest a significant portion of its assets outside the U.S.” is consistent with Commission guidance and adequately demonstrates that the Fund will be, and is, significantly invested overseas in a variety of countries under normal market conditions.

All Funds: SAIs

18.

Comment.        On page 3 of the SAI for Loomis Sayles Global Equity and Income Fund, Loomis Sayles Investment Grade Bond Fund and Loomis Sayles Limited Term Government and Agency Fund (the “Natixis SAI”), the fourth sentence of the first paragraph under the section “Investment Restrictions” states that “the percentages set forth below and the percentage limitations set forth in each Prospectus apply at the time an investment is made and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment.” The Registrants’ two other SAIs include similar language. Please make clear that this sentence does not apply to borrowing. Relatedly, please provide narrative disclosure with respect to what is permitted for borrowing under the Investment Company Act of 1940, as amended (the “1940 Act”). Finally, in the Natixis SAI, please place a dagger (†) next to the borrowing restrictions.

[1]

The Commission stated in the Adopting Release that “[t]he terms ‘international’ and ‘global,’ … connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to the rule.” Adopting Release at n.42.

Response.        In response to this comment, the following language has been inserted as the first paragraph in the sub-section “General Notes on Investment Restrictions” in the section “Investment Restrictions” in each SAI, “In addition to temporary borrowing, a fund may borrow from any bank, provided that immediately after any such borrowing there is an asset coverage of at least 300% for all borrowings by a fund and, provided further, that in the event that such asset coverage shall at any time fall below 300%, a fund shall, within three days (not including Sundays and holidays) thereafter or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowing shall be at least 300%.” In addition, in the Natixis SAI a dagger (†) has been placed next to various borrowing restrictions to indicate that a Fund will not borrow money, except to the extent permitted under the 1940 Act.

19.

Comment.        In the table under the sub-section “Trustees and Officers” in the section “Management of the Trust” of the SAIs, please provide more detailed information for each Trustee under the column “Experience, Qualifications, Attributes, Skills for Board Membership.”

Response.        The Registrants respectfully submit that the disclosure relating to Trustees and Officers, including the information about the experience of each individual Trustee included under the column “Principal Occupation(s) During Past 5 Years,” the information included in the paragraph immediately following the table marked “Qualifications of Trustees” and the information included under the column commented upon by the Staff, is responsive to with Item 17(b)(10) of Form N-1A. However, the Registrants have revised the table in the Natixis SAI as shown below (and have revised the tables in the other two SAIs similarly).

Name and Year of Birth	Position(s) Held with the Trusts, Length of Time Served and Term of Office[1]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen[2] and Other Directorships Held During Past 5 Years	Experience, Qualifications, Attributes, Skills for Board Membership
INDEPENDENT TRUSTEES
Graham T. Allison, Jr. (1940)	Trustee From 1984 to 1993 and since 1995 for Natixis Funds Trust I (including its predecessors); since 2003 for Loomis Sayles Funds II Contract Review and Governance Committee Member	Douglas Dillon Professor and Director of the Belfer Center for Science and International Affairs, John F. Kennedy School of Government, Harvard University	44 Director, Taubman Centers, Inc. (real estate investment trust)	Significant experience on the Board and~~/or~~ on the board of other business organizations (including a real estate investment trust); government experience (including as Assistant Secretary of Defense under President Clinton); academic experience

Name and Year of Birth	Position(s) Held with the Trusts, Length of Time Served and Term of Office[1]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen[2] and Other Directorships Held During Past 5 Years	Experience, Qualifications, Attributes, Skills for Board Membership
Charles D. Baker[3] (1956)	Trustee From 2005 to 2009 and since 2011 for Natixis Funds Trust I and Loomis Sayles Funds II Contract Review and Governance Committee Member	Executive in Residence at General Catalyst Partners (venture capital and growth equity firm); formerly, President and Chief Executive Officer, Harvard Pilgrim Health Care (health plan)	44 None	Significant experience on the Board ~~and/or other business organizations~~; executive experience (including president and chief executive officer of a health care organization ~~corporation~~ and executive officer of a venture capital firm)
Daniel M. Cain (1945)	Trustee Since 1996 for Natixis Funds Trust I; since 2003 for Loomis Sayles Funds II Chairman of the Contract Review and Governance Committee	Chairman (formerly, President and Chief Executive Officer) of Cain Brothers & Company, Incorporated (investment banking firm)	44 Director, Sheridan Healthcare Inc. (physician practice management)	Significant experience on the Board and~~/or~~ on the board of other business organizations (including at a health care organization); experience in the financial industry (including roles as chairman and former chief executive officer of an investment banking firm)

Name and Year of Birth	Position(s) Held with the Trusts, Length of Time Served and Term of Office[1]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen[2] and Other Directorships Held During Past 5 Years	Experience, Qualifications, Attributes, Skills for Board Membership
Kenneth A. Drucker (1945)	Trustee Since 2008 for Natixis Funds Trust I and Loomis Sayles Funds II Chairman of the Audit Committee	Formerly, Vice President and Treasurer, Sequa Corp. (aerospace, automotive and metal manufacturing)	44 Formerly, Director, M Fund, Inc. (investment company); Director, Gateway Trust (investment company)	Significant experience on the Board and~~/or~~ on the board of other business organizations (including at an investment company); executive experience (including as treasurer of an aerospace, automotive, and metal manufacturing corporation)
Wendell J. Knox (1948)	Trustee Since 2009 for Natixis Funds Trust I and Loomis Sayles Funds II Audit Committee Member	Director (formerly, President and Chief Executive Officer) of Abt Associates Inc. (research and consulting)	44 Director, Eastern Bank (commercial bank); Director, The Hanover Insurance Group (property and casualty insurance)	Significant experience on the Board and~~/or~~ on the board of other business organizations (including at a commercial bank and at a property and casualty insurance firm); executive experience (including roles as president and chief executive officer of a consulting company)
Sandra O. Moose (1942)	Chairperson of
the Board since
November
2005

Trustee since
1982 for
Natixis Funds
Trust I
(including its
predecessors);
since 2003 for
Loomis Sayles
Funds II

Ex officio
member of the
Audit
Committee and
Contract
Review and
Governance
Committee

		President, Strategic Advisory Services (management consulting); formerly, Senior Vice President and Director, The Boston Consulting Group, Inc. (management consulting)	44 Director, Verizon Communications; Director, AES Corporation (international power company); Formerly, Director, Rohm and Haas Company (specialty chemicals)	Significant experience on the Board and~~/or~~ on the board of other business organizations (including at an international power company and a specialty chemicals corporation); executive experience (including at a management consulting company)

Name and Year of Birth	Position(s) Held with the Trusts, Length of Time Served and Term of Office[1]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen[2] and Other Directorships Held During Past 5 Years	Experience, Qualifications, Attributes, Skills for Board Membership
Erik R. Sirri (1958)	Trustee Since 2009 for Natixis Funds Trust I and Loomis Sayles Funds II Contract Review and Governance Committee Member	Professor of Finance at Babson College; formerly, Director of the Division of Trading and Markets at the Securities and Exchange Commission	44 None	Experience on the Board; experience as Director of the Division of Trading and Markets at the Securities and Exchange Commission; academic experience; ~~and~~ training as an economist
Peter J. Smail (1952)	Trustee Since 2009 for Natixis Funds Trust I and Loomis Sayles Funds II Contract Review and Governance Committee Member	Retired; formerly, President and Chief Executive Officer of Pyramis Global Advisors (investment management)	44 None	Experience on the Board; mutual fund industry and executive experience (including roles as president and chief executive officer for an investment adviser)

Name and Year of Birth	Position(s) Held with the Trusts, Length of Time Served and Term of Office[1]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen[2] and Other Directorships Held During Past 5 Years	Experience, Qualifications, Attributes, Skills for Board Membership
Cynthia L. Walker (1956)	Trustee Since 2005 for Natixis Funds Trust I and Loomis Sayles Funds II Audit Committee Member	Deputy Dean for
Finance and
Administration, Yale
University School of
Medicine; formerly,
Executive Dean for
Administration,
Harvard Medical
School; and
formerly, Dean for
Finance and Chief
Financial Officer,
Harvard Medical
School

			44 None	Significant experience on the Board ~~and/or other business organizations~~; executive experience in a variety of academic organizations (including roles as dean for finance and administration)
INTERESTED TRUSTEES
Robert J. Blanding[4] (1947) 555 California Street San Francisco, CA 94104	Trustee Since 2003 for Natixis Funds Trust I; since 2002 for Loomis Sayles Funds II Chief Executive Officer of Loomis Sayles Funds II since 2002	President, Chairman, Director and Chief Executive Officer, Loomis, Sayles & Company, L.P.	44 None	Significant experience on the Board; continuing service as president, chairman, and chief executive officer of Loomis, Sayles & Company, L.P.

Name and Year of Birth	Position(s) Held with the Trusts, Length of Time Served and Term of Office[1]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen[2] and Other Directorships Held During Past 5 Years	Experience, Qualifications, Attributes, Skills for Board Membership
David L. Giunta[3,5] (1965)	Trustee Since 2011 for Natixis Funds Trust I and Loomis Sayles Funds II President and Chief Executive Officer of Natixis Funds Trust I and President of Loomis Sayles Funds II	President and Chief
Executive Officer,
NGAM Distribution
Corporation, NGAM
Advisors, L.P. and
NGAM Distribution,
L.P.; formerly
President, Fidelity
Charitable Gift Fund;
and formerly, Senior
Vice President,
Fidelity Brokerage
		Company.	44 None	Experience on the Board; continuing experience as President and Chief Executive Officer of NGAM Advisors, L.P.
John T. Hailer[6] (1960)	Trustee Since 2000 for Natixis Funds Trust I; since 2003 for Loomis Sayles Funds II	President and Chief
Executive Officer-
U.S. and Asia,
Natixis Global Asset
Management, L.P.;
formerly, President
and Chief Executive
Officer, NGAM
Distribution
Corporation, NGAM
Advisors, L.P., and
NGAM Distribution,
L.P

			44 None	Significant experience on the Board; continuing experience as Chief Executive Officer of Natixis Global Asset Management, L.P.

1 Each trustee serves until retirement, resignation or removal from the Board. The current retirement age is 72. The position of Chairperson of the Board is appointed for a two-year term. Ms. Moose was appointed to serve an additional two year term as the Chairperson of the Board on November 18, 2011.

2 The trustees of the Trusts serve as trustees of a fund complex that includes all series of the Natixis Funds Trust I, Natixis Funds Trust II, Natixis Funds Trust IV and Gateway Trust (collectively, the “Natixis Funds Trusts”), Loomis Sayles Funds I and Loomis Sayles Funds II (collectively, the “Loomis Sayles Funds Trusts”), and Hansberger International Series (collectively, the “Fund Complex”).

3 Mr. Baker and Mr. Giunta were appointed as trustees effective January 1, 2011.

4 Mr. Blanding is deemed an “interested person” of the Trusts because he holds the following positions with an affiliated person of the Trusts: President, Chairman, Director and Chief Executive Officer of Loomis Sayles.

5 Mr. Giunta is deemed an “interested person” of the Trusts because he holds the following positions with an affiliated person of the Trusts: Chief Executive Officer of Natixis Funds Trust I and President and Chief Executive Officer, NGAM Distribution Corporation, NGAM Advisors, L.P. and NGAM Distribution, L.P

6 Mr. Hailer is deemed an “interested person” of the Trusts because he holds the following positions with an affiliated person of the Trusts: President and Chief Executive Officer – U.S. and Asia, Natixis Global Asset Management, L.P.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrants are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;
•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Loomis Sayles Funds I and Loomis Sayles Funds II

cc:	Russell L. Kane, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.